GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604)681-9588     Facsimile:  (604)688-4933

Email:  gtuskey@telus.net

July 15, 2005

VIA EDGAR/COURIER FILING

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Ms. Susann Reilly, Attorney

Dear Ms. Reilly:

Re:  McNab Creek Gold Corporation (the "Company")

        - Registration Statement on Form 10-SB, Amendment No. 2

        - File No. 0-50915

        - Filed on February 17, 2005

We provide the following responses to your comment letter dated April 7, 2005.  We have enclosed three black-lined copies and one clean copy of amendment number 3 to the 10-SB registration statement.

General

1.

Please confirm this request.  We have never been requested by the SEC to file a blacklined amendment on EDGAR.

2.

The Company will provide you with the revised written statement signed by the C.E.O. when the request for acceleration of the effective date of the pending registration statement is made.

3.

We have re-inserted all relevant disclosure regarding Mr. Hunsaker’s former role as a director and have updated it as appropriate.

4.

We are currently employing Mr. Michael Sandidge as a mining consultant.  We have disclosed Mr. Sandidge’s training credentials and experience as a consultant on page 8 of the Form 10SB under “Number of Total Employees and Number of Full Time Employees”.  We have filed Mr. Sandidge’s written consent to be named in the registration statement as an exhibit.  The consent concurs with the information in the registration statement.

Description of Business – Business Development, page 3

5.

We have disclosed the affiliations and relationships discussed in response to prior comment #2 as requested.

6.

We have made the requested revision.

7.

We have added the term “commercially viable mineral deposit” to the glossary.

Competitive Business Conditions and Our Competitive Position in the Industry and Methods of Competition, page 6

8.

We have made the requested revision.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts, Including Duration, page 7

9.

We have made the requested revision.

Costs and Effects of Compliance with Environmental Laws (federal, state and local), page 7

10.

We have added the requested disclosure.

Plan of Operations, page 8

11.

We have deleted the words “and Phase 2” from the second paragraph under the heading “Costs and Effects of Compliance with Environmental Laws”.  In your comment, you made the assumption that the Company was saying that both Phase 1 and Phase 2 would be completed during the next 12 months simply because the Company made the statement that costs of compliance with environmental laws through Phases 1 and 2 would be minimal.  Accordingly, we have deleted the words “and Phase 2” to avoid this assumption being made.

12.

We have disclosed the terms of the loans, the circumstances under which management would consider additional loans and have filed the existing promissory note as an exhibit.

13.

We have made this revision.

14.

We have added the requested disclosure.

SMH PROPERTY – Plan of Operation, Page 9

15.

We have stated stage 2 exploration on the SMH Property is contingent upon positive exploration results being obtained from state 1 of the program.

16.

We have now stated that the first stage of the exploration program on the SMH Property will be concluded by the end of July, 2005.

17.

This language has been amended in response to your comment #14.

SMH Prospect, page 11

18.

We have added the requested disclosure.

19.

As required by Regulation SB, the Company has stated its plan of operations for the next 12 months.  Management has committed up to $50,000 in loan proceeds (if additional share subscriptions are unavailable) to ensure that the Company will continue as a going concern for at least 12 months.  It is unlikely the Company would dissolve.  It is impossible to know whether the Company could be used as a vehicle for a reverse acquisition two or three years from now.

History, page 16

20.

We have removed all references that do not also have a written consent filed as an exhibit.

21.

We have deleted all third party results of sampling and chemical analysis.

22.

We have inserted disclosure near the end of the Plan of Operations stating that the Company may pay finder’s fees to third party individuals who locate exploration properties on behalf of the Company.  The Company will not pay finder’s fees to affiliated parties.

Mineralization and Geochemistry, page 18

23.

We have inserted disclosure on how the samples were taken and the length of representative measurements.  The samples were grab samples weighing an average of 1kg or 2.2 pounds taken from mineralized outcrop along an approximate strike length of 350 feet.  There is no difficulty converting the assay results from parts per billion (ppb) to (ppm).  The method used to convert will be to add three zeros to the front of the sample size.  All samples will be converted to parts per million so there are no inconsistencies in the filing.

Item 5.  Directors and Executive Officers, Promoters and Control Persons, page 20

24.

We have re-inserted all of the disclosure regarding Mr. Hunsaker’s former role of a director of the Company.

25.

We have inserted the requested disclosure.

Executive Compensation, page 21

26.

There is now a line item in the statements of cash flows entitled “Compensation Expenses Paid with Common Stocks”.  There is also a discussion of this matter in Note 2(b) under “Restatement of Financial Statement”.

27.

We have added the additional requested disclosure.

28.

The executive compensation section has been revised.

Item 7.  Certain Relationships and Related Transactions, page 21

29.

We have disclosed the promissory notes and identified the directors.

Item 8.  Description of Securities, page 21

30.

The Company disagrees with your view that Section 1(d) of Article III of the Bylaws could delay, defer or prevent a change of control of the Company.  This is not some sort of poison pill provision embedded in the Company’s bylaws.  It is simply stating the forms of consideration which the Company can receive in exchange for an issuance of its shares such that such shares may be issued as fully paid and non-assessable.

Part II

Item 1.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 18

Market Price, Page 17

31.

We have revised the disclosure.

32.

The adoption of SAB No. 105 does not have an impact on the Company’s financial statements.  A sentence to this effect has been added to the end of note 3(o).

Recent Sales of Unregistered Securities, page 25

33.

There is no legal constraint under Nevada law or under general corporate law to a company conducting business prior to issuing shares.  The Company took subscriptions for its shares during the period September, 2003 to March, 2004 in contemplation of starting a business as a mineral exploration company.  The identification and acquisition of its exploration properties and the raising of its seed capital constitute the conduct of business in and of themselves.  The fact that the Company had not yet issued shares is irrelevant.

34.

Mr. Townsend is 70 years old.  He has no other employment other than the work which he does on behalf of the Company.  He is employed full time in this capacity.  However, as Mr. Townsend is a semi-retired 70 year old, he does not spend 8 hours a day sitting at a desk conducting McNab Creek Gold Corporation business.  The Company cannot currently afford to pay Mr. Townsend a salary nor does he expect one.  Any compensation which Mr. Townsend receives for his efforts will be through his eventual sale of his 544,000 shares of the Company.

Financial Statements

Statement of Stockholders’ Equity (Deficiency)

35.

An amount of $48,960 has been charged to compensation and the financial statements have been restated.

Note 3 – Significant Accounting Policies

(b)  Mineral Properties and Exploration Expenses

36.

The second paragraph in Note 3(b) has been removed.  The first sentence in the first paragraph was restated as “Acquisition and exploration costs are charged to operations as incurred until such time that proven or probable ore reserves are discovered.”.

Note 2 – Restatement of Financial Statements

37.

The financial statements have been labeled as restated for the fiscal year ended March 31, 2004.  In addition, the following paragraph has been added to the report of independent registered accounting firm:

“As discussed in Note 2 of the financial statements, the financial statements as of March 31, 2004 have been restated.”

Exhibits

38.

We have filed the requested exhibits.

We look forward to receiving any additional comments which you may have or notification that the Company's Form 10-SB has been accepted for filing.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey

Enclosures